                                        30 Rockefeller Plaza, New York, NY 10112
                                               tel 212-408-5100 fax 212-541-5369

[GRAPHIC OMITTED]
CHADBOURNE & PARKE LLP
PHILIP L. COLBRAN
DIRECT TEL (212) 408-1122
pcolbran@chadbourne.com
                                                              February 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.A.
Washington, D.C.  20549

     Re:  Amendment No. 1 to Registration Statement on Form S-4 of Ormat Funding
          Corp. (the "Registrant"); and Brady Power Partners, OrMammoth Inc.,
          Ormesa LLC, ORNI 1 LLC, ORNI 2 LLC, ORNI 7 LLC, Steamboat Development
          Corp. and Steamboat Geothermal LLC (collectively the "Co-Registrants")

Ladies and Gentlemen:

         On behalf of the Registrant and the Co-Registrants we transmit herewith for filing in accordance with the Securities Act of 1933, as amended, an
Amendment No. 1 to the Registration Statement on Form S-4 (the "Registration
Statement") relating to the Registrant's $190,000,000 aggregate principal amount
8 1/4% Senior Secured Notes due 2020 (the "Notes") and guarantees of such Notes by the above-named Co-Registrants, each of which is a wholly-owned subsidiary of the Registrant. The Registrant previously transferred the required filing fee to the account of the Securities and Exchange Commission at the U.S. Treasury
designated lockbox depository at Mellon Bank on December 23, 2004 in connection with the Registrant's initial filing of the Registration Statement on Form S-4.

         The securities covered by the Registration Statement will be issued in an exchange offer to be conducted by the Registrant and the Co-Registrants. A letter from the Registrant indicating its reliance on the no-action letters issued to Exxon Capital Holding Corporation (publicly available April 13, 1989),
Morgan Stanley & Co., Inc. (publicly available June 5, 1991) and Shearman &
Sterling (publicly available July 2, 1993) was submitted on December 23, 2004 in connection with the Registrant's initial filing of the Registration Statement on
Form S-4.

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Securities and Exchange Commission
                                                              February 7, 2005
                                      -2-

         Please address any comments or questions regarding this filing to
Philip Colbran (tel: (212) 408-1122) at this firm.

                                                            Very truly yours,

                                                            /s/ Philip L. Colbran

                                                            Philip L. Colbran

VIA EDGAR
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